TABLE OF CONTENTS

FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

October 20, 2000
(Date of report)

NATIONAL PROCESSING, INC.
(Exact name of registrant as specified in its charter)

Ohio	1-11905	61-1303983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1231 Durrett Lane, Louisville, Kentucky	40213
(Address of principal executive offices)	(Zip Code)

(502) 315-2000
(Registrant's telephone number, including area code)

Item 5. Other Events

On October 20, 2000, the Registrant issued a News Release announcing that Robert G. Siefers was stepping down as Chairman and that James R. Bell, III has resigned from the board of directors. The Registrant's board of directors elected Paul G. Clark as Chairman and director to fill the vacancy left by Mr. Bell's resignation.

Reference is made to the News Release, dated October 20, 2000, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

      (a)   FINANCIAL STATEMENTS OF BUSINESS ACQUIRED: None
      (b)   PRO FORMA FINANCIAL INFORMATION: None
      (c)   EXHIBITS:
99.1 News Release, dated October 16, 2000 incorporated HEREIN by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PROCESSING, INC.
By: /s/ Carlton E. Langer
Name: Carlton E. Langer
Title: Secretary

Dated: October 20, 2000